Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS FISCAL Q2 2020/21 RETAIL SALES

FISCAL Q2 RETAIL SALES SIGNIFICANTLY IMPROVED FROM Q1 WITH CHINA

SALES UP YEAR-ON-YEAR; Q2 CASH ALSO UP FROM Q1

Whitley, UK, 5 October, 2020 – Jaguar Land Rover retail sales for the three-month period to 30 September 2020 were significantly improved from sales in the preceding quarter but continue to be impacted by Covid-19.

Almost all of Jaguar Land Rover’s retailers worldwide are now open or partially open and the company’s plants have resumed production with robust protocol and guidelines to ensure that effective social distancing, hygiene and health monitoring measures are in place and all sites are Covid-19 secure. The vehicle manufacturing plants at Solihull (UK), Halewood (UK) and Nitra (Slovakia), as well as the Engine Manufacturing Centre (UK), have now increased to a two-shift pattern to meet increasing demand.

Retail sales for the quarter ending 30 September 2020 were 113,569 vehicles, up over 50% from sales of 74,067 in the prior quarter, while down 11.9% from pre-Covid levels a year ago. China sales were particularly encouraging, up 14.6% on the prior quarter and 3.7% year-on-year. The month of September also saw sales up 28.5% year-on-year in China.

Retail sales for other regions also significantly improved from the prior quarter, including the UK (+231.6%), Europe (+78.8%), North America (+21.3%) and Overseas (+35.1%).  However, sales in these regions have not yet recovered to pre-Covid levels a year ago: UK (-2.9%), North America
(-15.8%), Europe (-19.8%) and Overseas markets (-30.3%).

The launch of the exciting new Land Rover Defender continued and sales gained pace in the quarter, rising to 4,508 units in the month of September. Despite the pandemic, the company continues to launch planned new products and announced the new model year Jaguar F-PACE and Range Rover Velar, both now with mild-hybrid (MHEV) and plug-in hybrid (PHEV) variants. This brings the number of models offering PHEVs and MHEVs to seven each, with one more PHEV and four further MHEVs to be announced this year.

Jaguar Land Rover will be releasing its financial results for the quarter to 30 September 2020 later this month. The company ended September with about £3 billion of cash and short-term deposits, up £0.3 billion, primarily reflecting positive free cash flow as expected in the quarter. Total liquidity was about £5 billion, including the company’s £1.9 billion revolving credit facility, which remains undrawn.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“Covid-19 and second lockdowns continue to impact the global auto industry but we are pleased to see sales recovering across our markets. In China, the first region to come out of lockdown, our performance has been particularly encouraging. But we are also seeing strong improvement versus the preceding quarter in other key markets, with sales up more than 50% worldwide.

The recovery has been demand-led and we are delighted that we have been able to reduce stocks to achieve ideal levels in most markets, despite the ongoing pandemic, to support a healthier and more profitable business for Jaguar Land Rover and its retailers.

For Jaguar, the multi-award winning all-electric I-PACE saw sales surge 78% year-on-year in the UK in the second quarter.  The E-PACE, Jaguar’s first sporty compact crossover, saw year-on-year growth in North America and China. Over the period we also revealed our new F-PACE. Its assertive new exterior and beautifully crafted all-new interior express the progressive luxury for which Jaguar is renowned, as does its electrifying and efficient performance from the wide choice of in-line four- and six-cylinder engines available with plug-in hybrid and mild-hybrid electrification.

At Land Rover, the launch of the new Defender continues across the world with promising sales in all of our regions. The Land Rover Discovery and Discovery Sport performed particularly well in the UK. And in China, we were very pleased with sales of the Range Rover, celebrating its 50th birthday this year, the new Range Rover Evoque and the Land Rover Discovery Sport.

During the quarter we continued our ambitious roll-out of electrification to meet recovering demand. This included the launch of plug-in hybrid versions of the Range Rover Evoque, Land Rover Discovery Sport and Defender. In addition, our brand new smooth, torque-rich six-cylinder diesel with mild-hybrid technology debuted in the Range Rover and Range Rover Sport.”

Retail sales summary

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands. Land Rover is the world’s leading manufacturer of premium all-wheel-drive vehicles. Jaguar is one of the world’s premier luxury marques, as well as being the first ever brand to offer a premium all-electric performance SUV, the Jaguar I-PACE.

At Jaguar Land Rover we are driven by a desire to deliver class-leading vehicles, providing experiences people love, for life. Our products are in demand around the globe and in Fiscal 2019/20 we sold 508,659 vehicles in 127 countries.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and soon to be opened Battery

Assembly Centre. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK – Manchester, Warwick (NAIC) and London – with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Changshu, China.

We have a growing portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild-hybrid vehicles, as well as continuing to offer the latest diesel and petrol engines, giving our customers even more choice.

We are confident that our comprehensive strategy, exciting pipeline of market-leading vehicles and innovative approach to technology and mobility will see us continue to progress towards Destination Zero, our mission to shape future mobility with zero emissions, zero accidents and zero congestion.

Jaguar Land Rover social channel:

- Twitter: https://twitter.com/jlr_news?lang=en @JLR_News

For more information visit www.media.jaguarlandrover.com or contact:

Joan Chesney, Corporate Affairs Manager

E:  jchesney@jaguarlandrover.com

T: +44 (0) 7467 448229

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.